UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: June 13, 2016

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Financial Results

On May 25, 2016, Navios Maritime Holdings Inc. (“Navios Holdings”) issued a press release announcing the operational and financial results for the three months ended March 31, 2016. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

Continued Listing Standards Notice

On June 13, 2016, Navios Holdings issued a press release announcing it received notice from the New York Stock Exchange, Inc. (the “NYSE”) indicating that Navios Holdings is not currently in compliance with certain of the NYSE’s continued listing standards. A copy of the press release is furnished as Exhibit 99.2 to this Report and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: June 13, 2016

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press release, dated May 25, 2016: Navios Maritime Holdings Inc. Reports Financial Results for the First Quarter Ended March 31, 2016

99.2	Press release, dated June 13, 2016: Navios Maritime Holdings Inc. Receives Continued Listing Standards Notice from NYSE